UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

SAFEGUARD SCIENTIFICS, INC.
(Name of Applicant)
435 Devon Park Drive, Building 800, Wayne, PA 19087-1945
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
10.125% Convertible Senior Debentures due 2014	Up to aggregate principal amount of $46,936,000*

Approximate date of proposed Exchange:
As soon as practicable after the date of this Application for Qualification
Name and address of agent for service:
Brian J. Sisko
Senior Vice President and General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, Pennsylvania 19087-1945
With a copy to:
Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

*	The actual aggregate principal amount of 10.125% Convertible Senior Debentures due 2014 to be issued under the Indenture, which is defined below, may be less and depends upon the aggregate amount of 2.625% Convertible Senior Debentures due 2024 that are exchanged as described in Item 2.
The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL
ITEM 1. GENERAL INFORMATION.
(a) Safeguard Scientifics, Inc. (the “Company” or “Applicant”) is a corporation.
(b) The Company is organized under the laws of the Commonwealth of Pennsylvania.
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
The Company may issue up to $46,936,000 aggregate principal amount of its new 10.125% Convertible Senior Debentures due 2014 (the “New Notes”). The Company may issue the New Notes in one or more exchange transactions with certain holders (the “Holders”) of the Company’s existing 2.625% Convertible Senior Debentures due 2024 (the “Old Notes”) pursuant to one or more exchange agreements, the form of which is filed as Exhibit T3E hereto and which is incorporated herein by reference. The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (the “Application”). No exchanges of Old Notes will be accepted, and no New Notes will be issued, before the effectiveness of this Application.
The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933, as amended. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such exchange, except for payment by the Company of (i) a flat advisory fee for a financial advisor which advised the Company with respect to the terms and mechanics of the exchange offer and performed services that were administrative, ministerial or mechanical in nature, (ii) the fees and expenses of its legal advisors for their legal services, and (iii) fees charged by U.S. Bank National Association, for its services as trustee under the Indenture. None of the Holders has made or will be requested to make any cash payment to the Company in connection with such exchange, other than payment of any applicable taxes.
AFFILIATIONS
ITEM 3. AFFILIATES.
For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which list is incorporated herein by reference.
The following is a list of subsidiaries of the Company that may be deemed to be affiliates of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or other equity interests of each of its subsidiaries, except where otherwise indicated.

		Percentage Owned by
Name of Affiliate	Jurisdiction of Incorporation	Applicant
Bonfield Fund Management, L.P.	Delaware	93.5%
Bonfield VII, Ltd.	British Virgin Islands	100%
Bonfield Partners Capital, L.P.	Delaware	91.3%
Novitas Capital Management, L.P.	Delaware	100%
Novitas Capital II Management, L.P.	Pennsylvania	100%
Safeguard Capital Management, Inc.	Delaware	100%
Safeguard Delaware, Inc.	Delaware	100%
Safeguard Fund Management, Inc.	Delaware	100%
Safeguard Fund Management, L.P.	Delaware	93.1%
Safeguard Partners Capital, L.P.	Delaware	91.1%
Safeguard Scientifics (Delaware), Inc.	Delaware	100%
Safeguard Technologies, Inc.	Delaware	100%
SSI Management Company, Inc.	Delaware	100%
SSI Partnership Holdings (Pennsylvania), Inc.	Pennsylvania	100%

MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939, as amended), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Safeguard Scientifics, Inc., Attention: General Counsel, 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945.

Name	Position
Peter J. Boni	President and Chief Executive Officer, Director
Michael J. Cody	Director
Julie A. Dobson	Director
Andrew E. Lietz	Director
George MacKenzie	Director
George D. McClelland	Director
Jack L. Messman	Director
John J. Roberts	Director
Dr. Robert J. Rosenthal	Director
James A. Datin	Executive Vice President and Managing Director, Life Sciences
Kevin L. Kemmerer	Executive Vice President and Managing Director, Technology
Brian J. Sisko	Senior Vice President and General Counsel
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer
Steven J. Grenfell	Vice President, Operations
Gary J. Kurtzman, M.D.	Vice President and Managing Director, Life Sciences
Jeffrey B. McGroarty	Vice President and Corporate Controller
Robert L. R. Munden	Vice President, Corporate Counsel and Assistant Secretary
Erik B. Rasmussen	Vice President and Managing Director, Technology
John E. Shave	Vice President, Business Development and Corporate Communications
Deirdre Blackburn	Secretary
ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of the date of this Application.
None.
ITEM 6. UNDERWRITERS.
(a) No person acted as an underwriter for the Company’s securities within the past three years.
(b) No person is acting as an underwriter for the issuance of the New Notes proposed to be offered pursuant to the Indenture.
ITEM 7. CAPITALIZATION.
(a) Set forth below is certain information as to each authorized class of securities of the Company as of March 3, 2010.

Title of Class	Amount Authorized	Amount Outstanding
Preferred Stock, $0.10 par value	1,000,000 shares	None
Common Stock, $0.10 par value	83,333,333 shares	20,444,180 shares
2.625% Convertible Senior Debentures due 2024	$150,000,000	$78,225,000
b) Holders of shares of the Company’s Common Stock are entitled to one vote per share of Common Stock on all matters on which holders of shares of the Common Stock are entitled to vote. Holders of the Company’s Common Stock are entitled to receive notice of and attend all meetings of the shareholders of the Company.

INDENTURE SECURITIES
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
The New Notes will be issued under the Indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.
(A) Events of Defaults; Withholding of Notice.
The following are Events of Default under the terms of the Indenture:
•	the Company’s failure to pay the principal of any of the New Notes when due and payable;

•	the Company’s failure to pay any Interest upon any of the New Notes when due and payable where such failure to pay continues for 30 days;

•	the Company’s failure to deliver Common Stock, cash or both following conversion of the New Notes by a Debentureholder or the Company, as the case may be, where such failure to pay continues for 10 Business Days;

•	the Company’s failure to provide a Designated Event Notice;

•	the Company’s failure to pay Indebtedness when due and payable, or upon acceleration by the Company or a subsidiary of the Company, where the aggregate principal amount with respect to such failure to pay exceeds $25 million and such Indebtedness has not been discharged or such acceleration has not been rescinded or annulled within a period of 30 days after written notice of such failure to pay is given to the Trustee and to holders of at least 25% in aggregate principal amount of the New Notes then Outstanding;

•	the Company’s failure to pay any final judgments aggregating more than $25 million;

•	the Company’s failure to perform its obligations under the New Notes or the Indenture where such failure to perform continues for 60 days after written notice of such failure to perform has been given to the Company;

•	the Escrow Agreement ceases to be in full force and effect or enforceable prior to its expiration in accordance with its terms;

•	the Company issues securities in exchange for any of the Company’s 2.625% Convertible Senior Debentures due 2024 and fails to comply with Section 4.09 of the Indenture in connection with such issuance of convertible debentures; and

•	certain events in bankruptcy, insolvency or reorganization occur with respect to the Company or its properties (“Bankruptcy”).
If an Event of Default occurs, other than an Event of Default relating to Bankruptcy, unless the aggregate principal amount of all New Notes is already due and payable, then either the Trustee or holders of not less than 25% in aggregate principal amount of the New Notes then Outstanding may declare the principal of all of the New Notes and the Interest accrued and unpaid thereon to be due and payable immediately. If an Event of Default relating to Bankruptcy occurs, the principal of all the New Notes and the Interest accrued and unpaid thereon shall immediately and automatically become due and payable.
After any such acceleration, but before a judgment or decree for the payment of such acceleration, the holders of a majority in aggregate principal amount of the New Notes then Outstanding may waive and rescind all Events of Default if the Company pays a sum sufficient to pay all matured installments of Interest upon all of the New Notes and the principal of all New Notes that is due otherwise than by such acceleration, plus interest on overdue installments of Interest and on the principal.

In case the Company fails to pay (a) any installment of Interest due upon any of the New Notes and such default continues for a period of 30 days, or (b) any payment of the principal of any of the New Notes when due and payable, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of all of the Debentureholders, the entire amount that is due and payable on such New Notes for Interest or principal, as the case may be, plus interest upon the overdue principal and upon the overdue installments of Interest at the rate borne by the New Notes plus 1% and a sum sufficient to cover the costs and expenses of collection.
No Debentureholder will have any right to institute any proceeding under the Indenture or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:
•	the Debentureholder has previously given the Trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the New Notes then Outstanding have made a written request and have offered reasonable security and indemnity to the Trustee to institute such proceeding under its own name as Trustee; and

•	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer.
The above limitations, however, do not apply to a suit instituted by a Debentureholder for the right to convert any New Note in accordance with the terms of the Indenture.
The holders of a majority in aggregate principal amount of the New Notes then Outstanding may generally waive any default or Event of Default under the New Notes and the Indenture except:
•	a default in the payment of Interest on, or the principal of, the New Notes;

•	a failure by the Company to convert any New Notes in accordance with the terms of the Indenture; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of the holders of all of the outstanding New Notes then Outstanding.
(B) Authentication and Delivery of Securities under the Indenture and Application of Proceeds Thereof.
The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chief Executive Officer, the President, or any Vice President of the Company and delivered to the Trustee. The Trustee shall authenticate and deliver such New Notes along with a certificate of authentication. The Trustee is authorized to appoint an authenticating agent to act on the Trustee’s behalf in connection with the authorization and delivery of the New Notes.
There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.
(C) Release of any Note Collateral Subject to the Lien of the Indenture.
None. The New Notes are unsecured.
(D) Satisfaction and Discharge of the Indenture.
The Company may discharge its obligations under the Indenture while the New Notes remain outstanding if (a) the Company delivers to the Trustee for cancellation all authenticated and non-canceled New Notes, or (b) all of the New Notes not canceled or delivered to the Trustee for cancellation are due and payable within one year, and, in either case, the Company has (x) deposited with the Trustee an amount sufficient to pay and discharge all of the outstanding New Notes on their scheduled maturity, including Interest and any other sums payable under the Indenture, and (y) delivered to the Trustee a verification report as to such amount from an independent certified accountant or other financial professional.

(E) Repurchase of Debentures by the Company upon a Designated Event.
If a Designated Event occurs at any time prior to the maturity of the New Notes, then each Debentureholder will have the right to require the Company to repurchase all of the Debentureholder’s New Notes, or any part that is a multiple of $1,000 principal amount, on a date that is between 20 and 35 Business Days after the date of notice from the Company of the Designated Event. The Company will repurchase the New Notes at a repurchase price equal to 100% of the principal amount of the New Notes, together with any unpaid Interest on the New Notes.
(F) Conversion of Debentures.
Subject to and in compliance with the provisions of the Indenture, the New Notes are convertible at the option of a Debentureholder or the Company, or as a result of certain reclassifications, consolidations, mergers or sale transactions of the Company, as the case may be, at the Conversion Rate in effect at the time of conversion. The initial Conversion Rate is equal to 60.6061 shares of Common Stock per $1,000 principal amount of New Notes, which is equivalent to a conversion price of approximately $16.50 per share of Common Stock. Unless the Company has made an Irrevocable Net Share Settlement Election, the Company may satisfy its conversion obligations by delivering, at the Company’s election, shares of Common Stock, cash or a combination of cash and shares of Common Stock.
The Company will not issue fractional shares of Common Stock upon conversion of New Notes but will instead pay cash for the fractional amount based upon the Closing Sale Price of the Common Stock on the last Trading Day prior to the date of conversion.
i. Conversion by Debentureholders.
A Debentureholder is entitled, at such Debentureholder’s option, to convert the principal amount of a New Note at any time prior to the close of business on the Business Day immediately preceding March 15, 2013, upon the satisfaction of one of the following conditions:
•	during any fiscal quarter commencing after June 30, 2010 if the Closing Sales Price per share of the Common Stock for at least 20 Trading Days (whether or not consecutive) during the period of the 30 consecutive Trading Days ending on the last Trading Day of the preceding fiscal quarter is greater than or equal to 120% of the Conversion Price on each such Trading Day;

•	during the five Business Day period commencing on the Business Day immediately following any 10 consecutive Trading Day period in which the Trading Price per $1,000 principal amount of New Notes was less than 100% of the product of the Closing Sale Price per share of the Common Stock multiplied by the Conversion Rate on each such Trading Day;

•	a Fundamental Change occurs; or

•	the Company exercises its option to manditorily convert the New Notes.
ii. Mandatory Conversion by the Company.
At any time on or after March 16, 2012 through the maturity date of the New Notes, the Company may cause any of the New Notes to be mandatorily converted at the Conversion Rate then in effect if the Closing Sale Price per share of the Common Stock for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days exceeds 130% of the Conversion Price on the date of conversion.
iii. Conversion upon Reclassification, Consolidation, Merger or Sale.
In the event of any reclassification, consolidation or merger of the Company, or in the event of certain sales or conveyances of the Company’s securities or assets (each, a “Transaction”), then the Company and the Trustee shall execute a supplemental indenture providing that each New Note shall be changed into a right to convert into the Reference Property of such Transaction that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Transaction would have received on account of such Transaction.

(G) Evidence of Compliance with Conditions and Covenants.
The Company is required to furnish to the Trustee, on an annual basis, a statement by one of its principal officers as to whether or not the Company, to such officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, specifying any known defaults and the nature and status of such defaults.
ITEM 9. OTHER OBLIGORS.
None.
CONTENTS OF APPLICATION FOR QUALIFICATION
This application for qualification comprises:
(a) Pages numbered 1 to 7, consecutively.
(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).
(c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Second Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.

Exhibit T3A.2	Amendment to Second Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2009.

Exhibit T3B	Amended and Restated By-laws of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as trustee.

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Form of Exchange Agreement between the Company and certain holders of the Old Notes.

Exhibit T3E.2*	Form of Escrow Agreement between the Company and U.S. Bank National Association, as trustee, and U.S. Bank National Association, as escrow agent.

Exhibit T3F	Cross-Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended. Included as part of Exhibit T3C herewith.

Exhibit T3G*	Statement of eligibility and qualification of U.S. Bank National Association, as trustee, on Form T-1.

*	Filed herewith.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Safeguard Scientifics, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Wayne, and Commonwealth of Pennsylvania, on the 11th day of March, 2010.

(SEAL)		SAFEGUARD SCIENTIFICS, INC.

Attest:	/s/ Jessica L. Jensen	By:	/s/ Brian J. Sisko

	Jessica L. Jensen		Name: Brian J. Sisko
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A.1	Second Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.

Exhibit T3A.2	Amendment to Second Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2009.

Exhibit T3B	Amended and Restated By-laws of the Company. Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as trustee.

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Form of Exchange Agreement between the Company and certain holders of the Old Notes.

Exhibit T3E.2*	Form of Escrow Agreement between the Company and U.S. Bank National Association, as trustee, and U.S. Bank National Association, as escrow agent.

Exhibit T3F	Cross-Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended. Included as part of Exhibit T3C herewith.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.